UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2024

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica Group: Presentation on quarterly results January-June 2024	2

***Este documento está clasificado como USO INTERNO por TELEFÓNICA. ***This document is classified as INTERNAL USE by TELEFÓNICA.

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. Disclaimer This document and any related conference call or webcast (including any related Q&A session) has been prepared by Telefónica, S.A. (hereinafter “Telefónica” or “the Company”, and together with its subsidiaries the “Telefónica Group”) exclusively for its use during the presentation of financial results. The Company does not assume any liability for the content of this document if used for any purposes different from the one outlined above. This document may contain forward-looking statements, opinions and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the "Company" or "Telefónica"). These Statements may include financial and other forecasts and estimates and statements regarding plans, objectives and expectations regarding matters, such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, the outcome of recently completed transactions and the Telefónica Group’s results and its operations, including its environmental, social and governance commitments and targets. The Statements can be identified, in certain cases, through the use of words such as “forecast”, "expectation", "anticipation", “aspiration”, "purpose", "belief" “may”, “will”, “would”, “could”, “plan”, “project” or similar expressions or variations of such expressions. These Statements reflect the current views of the Telefónica Group’s management and may change over time. Further they do not intend to be exhaustive, and they have not been verified by third parties or audited. Therefore, Telefónica's opinions and aspirations with respect to future events do not represent, by their own nature, any guarantee of future fulfilment or profitability, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica with the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission (CNMV) and the U.S. Securities and Exchange Commission (SEC). Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including, among others, changes in the Telefónica’s Group business, changes in its business development strategy or any other circumstances. This document and any related conference call or webcast (including any related Q&A session) may contain summarised, non-audited or non-IFRS financial information (including information referred to as “organic” and “underlying”). Such information may not be prepared in accordance with the financial reporting requirements established by the SEC, is presented for supplemental informational purposes only and should not be considered a substitute for audited financial information presented in accordance with IFRS. The Company’s non-IFRS financial measures may differ from similarly titled measures used by other companies. In addition, there are material limitations associated with the use of non-IFRS financial measures since they exclude significant expenses and income that are recorded in the Company’s financial statements. Information related to Alternative Performance Measures (APM) used in this presentation are included in Telefónica’s condensed consolidated interim financial statements and consolidated interim management report for the six-month period ended in June 30, 2024, submitted to the CNMV, in Note 2, page 11 of the .pdf filed. Recipients of this document are invited to read it. Neither this document nor any related conference call or webcast (including any related Q&A session) nor any of their contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security, or a solicitation for any vote or approval in any other jurisdiction. This document and any related conference call or webcast (including any related Q&A session) may include data or references to data provided by third parties. Neither Telefónica, nor any of its administrators, directors or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents by any means, Telefónica may introduce any changes it deems suitable, may omit partially or completely any of the elements of this document, and in case of any deviation between such a version and this one, Telefónica assumes no liability for any discrepancy. 1

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. Q2 24 Summary Mr. José María Álvarez-Pallete Chairman & CEO

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. Strong Q2 results confirm that our strategy is working 2EBITDA is adjusted and CapEx ex-spectrum Accelerated growth; revenue +1.2% y-o-y, sequential improvement driven by B2B and B2C growth Strong commercial performance; accelerating growth in all main accesses in Spain and Germany; record customer levels in Brazil Robust operating cash flow growth; EBITDAaL-CapEx +11.5% y-o-y supported by solid CapEx/Sales of 12.1% Driving operational efficiency; personnel savings and legacy shutdowns On track for 2024 targets; H1 performance aligns with full-year guidance; reiterating outlook NB MoU with Millicom for a potential transaction in Colombia / NB MoU with VOD Spain to create a 3.5m FTTH PP FibreCo

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. Telefónica Group: improved growth momentum in Q2 • Revenue improved sequentially • Main markets growing in revenue • Fibre at full speed; premisses passed +13% y-o-y • Acceleration in EBITDAal-CapEx; +15 p.p. q-o-q • EBITDAaL-CapEx growth across the board • Increased operating leverage2 +1.2 p.p. y-o-y • FCF growth target of >10% for 2024 reaffirmed • Robust like-for-like FCF, >20% y-o-y ex-Peru payments 1. Excluding extraordinary tax resolution payments in Peru 2. EBITDAal-CapEx margin EBITDA is adjusted and CapEx ex-spectrum Sustainability Profitability Growth 3 +2.2% y-o-y Service Revenue +4.9% y-o-y B2B Revenue +1.8% y-o-y B2C Revenue +1.2% y-o-y Revenue +11.5% y-o-y EBITDAaL- CapEx -1.3 p.p. CapEx/ Sales +22.6% y-o-y1 FCF +1.8% y-o-y EBITDA

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. Stronger Telefónica Next Generation NETWORKS Enhanced CUSTOMER experience focus Leaner OPERATIONS • More fiber: 78.9m PPs, +2.3m q-o-q • More 5G: +3p.p. q-o-q coverage in core markets • More Intelligent: Softwarisation, Network automation, AI & ML • Customers growth to 392m, +4m q-o-q • Enriched offering, digital ecosystems • Churn down, NPS up q-o-q • Differentiation through digitalisation & AI • Switching-off legacies; 4.3k Spain COs closed • CapEx intensity down 1.3 p.p. (Q2 y-o-y) • Full Q of personnel savings in Spain • AI driven OpEx & CapEx reduction 4

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. Global leader in ESG Environmental • Newly updated Climate Action Plan approved by the Board outlining our decarbonisation roadmap Social • Digital inclusion: 392m accesses with conscious effort to connect people responsibly, e.g. Golden Lions at Cannes Governance • Updated AI principles: to reinforce responsibility across the value chain with new environmental commitment Telefónica named one of the top 10 World’s Most Sustainable Companies by TIME 5

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. Q2 24 Geographies & Units Mr. Ángel Vilá COO

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. Strong Q2 execution 6 In Q1 we Said • New long-term mobile network MOU signed with DIGI Where we Stand • Negotiation underway on a potential Concession to Authorisation regime migration • Spectrum extension is expected scenario • UK NetCo carve-out advisors appointed, accelerating fibre build and receiving strong interest from infra investors ✓ Announced 16-year definitive agreement with DIGI ✓ NB MoU signed with VOD Spain for the creation of a FibreCo ✓ Agreement reached with ANATEL / Ministry of Communication on fixed voice concession to authorisation model migration ✓ BNetzA final consultation paper; proposal to extend usage rights by 5 years ✓ W/S agreement with Freenet expanded ✓ UK NetCo operational and financial design on track, perimeter established and continued investor interest ✓ Mobile network sharing with VOD extended beyond 2030

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. 36% 36% 37% 36% 36% 18% 19% 19% 20% 18% Margins • Continued growth in main accesses • Striking the right balance in convergent KPIs/CLV • Retail revenue growth accelerates; higher EBITDA • EBITDAaL inflection, trend improving • Premium positioning & unaltered market segmentation Spain: continued positive trading, revenue and profitability Q2 23 Q3 23 Q4 23 Q1 24 EBITDAaL-CapExEBITDA 7 Q2 24 Highlights Secured wholesale flow; DIGI agreement beyond 2040 NB MoU with VOD Spain to create a 3.5m PP FibreCo Increasing deregulation opportunities Net adds (k) 24 28 7 12 17 43 69 62 12 26 (7) 3 3 3 1 (60) 1 8 7 22 Postpaid ConvergentFBB Pay TV Q2 23 Q3 23 Q4 23 Q1 24 Q2 24 Revenue & EBITDA growth (y-o-y) 0.3% 1.0% 3.3% 1.0% 1.0% 1.9% 2.4% 2.7% 1.6% 2.6% (1.0%) (0.5%) 0.1% 0.2% 0.6% Revenue EBITDARetail Rev. Q2 23 Q3 23 Q4 23 Q1 24 Q2 24 Convergent KPIs Churn (%)ARPU (€) 91.5 90.6 91.2 92.2 91.7 0.9% 0.9% 0.9% 0.9% 0.9% Q2 23 Q3 23 Q4 23 Q1 24 Q2 24 +0.2% y-o-y

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. Long term wholesale agreement signed with DIGI Spain: value creation whilst co-shaping the wholesale market • c.3.5m FTTH PP coverage; c.40% take-up target • Long term MSA for both partners • Closing expected for early 2025 (after regulatory reviews) • FibreCo’ stakes based on customers contributed by each partner • Brings further rationality to FBB market • Limits overbuild risk • Optimises network utilisation • Aiming for full consolidation by T. España • Value crystallisation, infrastructure sale and potential sale of a stake in FibreCo • Secured wholesale flow for at least 16 years • Visibility gained under rational conditions • Increased network efficiency • Revenue at least in line with current contract & traffic driven growth • Value creation: EBITDAaL-CapEx margin similar to current contract NB MoU with Vod Spain to create a joint FibreCo 8 Other Bands High Bands National Roaming RAN SharingT. España (175 MHz) DIGI (60 MHz) 2.6 GHz, 900 MHz, 800 MHz, 700 MHz T. España (129.6 MHz) 3.5 GHz, 2.1 GHz, 1.8 GHz

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. Highlights Brazil: expanding profitable growth • Increased customer value: ARPU ↑ & churn ↓ • Improving FTTH take-up (24.0%) • 1.8m Vivo Total (FTTH+mobile offer): >2x y-o-y • Mobile Rev. (+4.7%): Rationality, contract churn 1.0% • B2B Rev. (+3.0%), boosted by digital services (+16.1%) • 15.3% EBITDAaL-CapEx margin (+1.2 p.p. y-o-y) • € growth impacted by FX • LC growth accelerating y-o-y • Revenue (+7.4%), +0.9 p.p. • EBITDA (+7.3%), +0.6 p.p. • EBITDAaL-CapEx (+17.6%) +14.1 p.p. • Net zero emissions in 2035 (brought forward by 5y) Accesses growth (y-o-y) 3% 4% 4% 6% 7%15% 14% 13% 12% 13% FTTHContract Jun-23 Sep-23 Mar-24 42% 44% 44% 41% 41% 14% 16% 18% 18% 15% EBITDAaL-CapExEBITDA Q2 23 Q3 23 Q4 23 Q1 24 Margins 9 Q2 24 Mobile contract m.s 43.1% Concession to Authorisation process well advanced Jun-24 FTTH Premises passed (m) 25.1 26.2 26.8 27.3 29 Dec-24ESep-23 Dec-23 Mar-24 Jun-24 Revenue & EBITDA growth (y-o-y) 4.7% 6.8% 7.5% 10.4% 3.3% 7.8% 10.8% 9.5% 10.7% 3.3% Revenue EBITDA Q2 23 Q3 23 Q4 23 Q1 24 Q2 24 Dec-23

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. 31% 32% 31% 31% 33% 11% 9% 8% 11% 13% EBITDAaL-CapExEBITDA Contract net adds (k) 302 396 284 157 1 215 1 22 31 13 3 (4) Q2 23 Q4 23 Q2 24Q3 23 Q1 24 (1) Excludes 3rd party MNO-accesses Germany: robust trading momentum and growing profitability • Strong commercial traction, contract NA +37% q-o-q • Low O2 contract churn 0.9% • Revenue flat y-o-y: growth in handsets sales and fixed offsetting lower MSR incl. regulatory effects • Sustained EBITDA growth showed cost efficiencies • EBITDAaL-CapEx improved to +16.4% y-o-y • 5G pop coverage at 96% 10 Highlights Margins Revenue & EBITDA growth (y-o-y) Q2 23 Q4 23 Q2 24Q3 23 Q1 24 Q2 23 Q4 23 Q2 24Q3 23 Q1 24 De-risking of business fundamentals • Spectrum extension well advanced • Freenet wholesale deal expanded • Government position on Chinese vendors finalised; guidance neutral FBB net adds (k) Revenue EBITDA 4.4% 2.2% 4.6% (0.1%) 0.0% 2.8% 3.6% 3.7% 5.0% 3.8% Q2 23 Q4 23 Q2 24Q3 23 Q1 24

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. 37% 37% 39% 36% 37% 15% 16% 21% 13% 17% 175 251 299 194 295 0.9% 1.0% 1.2% 1.2% 1.2% Fixed network build (k PPs) Mobile contract churn (%) EBITDAaL-CapExEBITDA UBB PPs 17.5m VMO2: focus on operational progress and long-term growth • Full fibre milestone of 5m PPs • 5G coverage reaching c. 2/3 of the UK population • Fixed ARPU returned to growth (+3.1% y-o-y) • Combined consumer fixed and mobile revenue excluding handset stable • EBITDA decline; B2B fixed headwinds and investment in IT and digital efficiency programmes • Contract churn remains at low levels of 1.2% 11 Highlights Margins Q2 23 Q4 23 Q2 24Q3 23 Q1 24 Q2 23 Q4 23 Q2 24Q3 23 Q1 24 Q2 23 Q4 23 Q2 24Q3 23 Q1 24 NetCo well in progress/on track Extended mobile network sharing w/VOD and prospective spectrum agreement w/VOD-3 Revenue & EBITDA growth (y-o-y) 3.6% 6.7% 3.9% 2.6% 0.6%1.0% 5.8% 10.8% 3.3% 0.1% Q2 23 Q4 23 Q2 24Q3 23 Q1 24 Revenue EBITDA

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. T. Tech, the B2B growth driver with top execution Revenue € million y-o-y Commercial performance ~+20% €2bn LTM Revenue (+14% y-o-y) 11.1%11.2% 476 507 984 Q1 24 Q2 24 H1 24 11.0% ~+20% Bookings vs. H1 23 Growing faster than revenue 12 Growing in line with bookings • Double-digit growth in revenue to accelerate in H2 • Since creation delivering quarterly double-digit growth • +20% bookings growth vs. H1 23; growing faster than revenue • Large relevant deals closed in Q2 24 (Segittur, Children`s Health Hospital Ireland… ) • Bookings driven by private sector (Financial, Manufacturing, Energy & Utilities, Health) • Commercial momentum in Cybersecurity in the UK • Global cybersecurity alliance with BBVA (signed in July -24) • Strong sales funnel; growing in line with bookings • Global services lines reinforcing operational capabilities in key markets • AI & Data: 10 specialised new centers in Spain, UK, Central Europe, Brazil and Hispam • BizApps: launched in Spain, first projects won Enhanced profile Funnel vs. H1 23

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. Global connectivity provider T. Infra, a worldwide connectivity network Expanding colocation capabilities in Virginia Beach (USA), Derio (SP), Santos (BZ), Lurin (PER) and Barranquilla (COL) Consistent profitability Continued traffic growth c. 50% EBITDA margin H1 24 +13% vs. H1 23 13 Accelerating FTTH deployment 19 Jun-23 Jun-24 2026E ~30 23 Total FTTH Premises Passed (m) ̴30% of 23-26 of TEF’s FTTH rollout Driving value whilst increasing differentiation and capabilities Opportunity/Optionality Data Centres

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. Q2 24 T. Hispam / Financial position Mrs. Laura Abasolo CFCO & Head of T. Hispam

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. 3% 3% 1% 1% (1%) 16% 12% 8% 6% 4% FTTH & Cable PPs (m) FTTH & CableContract Accesses growth (y-o-y) Jun-23 Sep-23 Dec-23 Mar-24 18% 18% 27% 18% 18% 5% 4% 4% 7% 5% EBITDAaL-CapExEBITDA Q2 23 Q3 23 Q4 23 Q1 24 • Avoiding network overlaps in the region • Extension of the agreement with AT&T in MEX • FTTH sharing agreement with Iplan in Argentina • Service Rev (+4.9%); ARG (+20.4%) & COL (+14.9%) • MEX EBITDA +67%; contract growth&network efficiencies • EBITDAaL-CapEx (+19.0%) • Leases (+1.0%), CapEx (-5.4%); H1 CapEx/Rev 6.6% • Invested capital -31% vs. Dec-19 • Reduced digital gap : “Internet para todos” 3.6m pop covered Highlights Margins Jun-24 Q2 24 14 Non-binding MOU with Millicom for a potential corporate transaction in COLOMBIA Optimising capital structure 18.6 19.5 20.3 20.9 21.6 17.9m FTTH Leading the market Jun-23 Sep-23 Dec-23 Mar-24 Jun-24 Revenue & EBITDA growth (y-o-y) (5.2%) (10.8%) (21.4%) (8.2%) (0.1%) (19.8%) (24.3%) (4.0%) (14.9%) 2.7% Revenue EBITDA Q2 23 Q3 23 Q4 23 Q1 24 Q2 24 Hispam: back to growth in financial metrics

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. (9) 358 349 2,308 (41) FCF on track, 2024 guidance reaffirmed FCF phasing fully aligned through H2 24; always back-end loaded € million FCF 2024 >10% growth FCF CAGR 23-26 >10% growth Q2 FY • Like-for-like1 FCF growth robust; > 20% y-o-y in Q2, broadly stable in H1 • Q2 FCF of €205m reflects €279m1 Peru tax resolution payment, fully provisioned since 2022 and expected in 2024; merely a timing movement • Confident in FCF growth trajectory; H2 performance accelerating in line with historical patterns. FCF 2024 guidance and 2023-26 reaffirmed 20242023 15 Q1 H1 1.Excluding extraordinary tax resolution payments in Peru 205 163 Ex tax resolution payment in Peru

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. 3.80% 3.58% Net Financial Debt € million 27,349 (118) 997 Solid balance sheet, contained costs and long average life ND/EBITDAaL 2.78x Dec-23 FCF including spectrum Jun-24 FX & Others Net financial investments Shareholder Remuneration 29,2401,057 (45) ND/EBITDAaL 2.60x Comfortable liquidity position 11.4 Liquidity cushion, Jun-24 (€bn) 7.5 Cash position Undrawn credit lines & synd. credit facilities Cash liquidity 18.9 2.0 5.5 2.6 4.4 20252024 2026 2027 Gross debt maturities, Jun-24 (€bn) Total debt related interest payment cost ex leases Contained interest payment cost Dec- 23 - 100 bps in short- term rate = €53m savings in interest paymentJun-24 ~80% Total debt fixed 11.0 yrs Average Debt Life 16 Dividend cash €0.15/sh. T. DE stake to 96.85% Leverage reduction 2026: 2.2x-2.5x

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. Key takeaways Mr. José María Álvarez-Pallete Chairman & CEO

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. 2024 guidance fully confirmed 2024 Guidance H1 On Track to Deliver 2023-26 CAGR Revenue y-o-y reported ~1% +1.1% ✓ ~1% EBITDA y-o-y reported 1% to 2% +1.9% ✓ ~2% EBITDAaL - CapEx y-o-y reported 1% to 2% +3.1% ✓ 5% CapEx / Sales Up to 13% 11.3% ✓ <12% FCF y-o-y reported >10% €163m ✓ >10% Cash Dividend €0.3/share 2 tranches €0.15;Dec-24, Jun-25 Improved coverage ✓ €0.3/share floor Leverage Reduced 2.78x ✓ 2.2-2.5x (2026) 17

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. Pathway to industry leading <12% capex to revenues Strategic Investments Business Evolution Network Optimisation • Open disaggregated networks • Virtualisation & go-to-cloud • AI & automation • Past peak network spending • Tech cycle optimisation • Coinvesting with partners • Revenue Mix; growth in low CapEx segments (T. Tech) • Legacy decommissioning (copper) Reduced capital allocation enables >10% FCF growth CAGR to 2026 2023 Reported 2026 Guidance CapEx/Sales (ex-spectrum) 13.3% <12% 18

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. Very solid Q2 results; consistent with 2024 guidance (reiterated) and 2023-2026 plan Better sequential trends; accelerated growth in Revenue and EBITDAaL-CapEx back to growth; operating leverage increasing Commercial & financial performance unabated in Spain, Brazil & Germany; sequential improvement in T. Hispam Continued investment in leading networks; enhancing customer experience and driving commercial traction Disciplined balance sheet management and strict capital allocation; deleveraging on target, focused growth CapEx, dividend covered Building on our momentum 1 2 3 4 5 19 Continued focus on near-term catalysts in all markets; NB MoU in Colombia, NB MoU with VOD Spain, deregulation6

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. Results presentation and Q&A Session Telefónica’s management will host a webcast on 31 July at 10:00 AM (CEST), 9:00 AM (BST), and 4:00 AM (EDT) Participants from Telefónica • To access the webcast: click here • The webcast replay will be available on Telefónica IR’s website after the event • To participate in the Q&A session, please register using the following link to receive the dial in and PIN details: click here • José María Álvarez-Pallete l Chairman & CEO • Ángel Vilá l COO • Laura Abasolo l CFCO & Head T. Hispam • Markus Haas l CEO Telefónica Deutschland • Lutz Schüler l CEO Virgin Media O2 • Eduardo Navarro l Chief Corporate Affairs & Sustainability Officer • Adrián Zunzunegui l Global Director of Investor Relations Webcast Q&A Session

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. For further information, please contact: Investor Relations Adrián Zunzunegui (adrian.zunzunegui@telefonica.com) Isabel Beltrán (i.beltran@telefonica.com) Torsten Achtmann (torsten.achtmann@telefonica.com) Tel. +34 91 482 87 00 ir@telefonica.com www.telefonica.com/investors FOLLOW US: Climate A List 2023 Bloomberg GEI 2023 1st company worldwide in 2023 Digital Inclusion Benchmark 1st in sector 2022 Member of DJSI Europe

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	July 31, 2024	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer for Telefonica, S.A.